Exhibit 99.1

Maris-Tech’s Flagship Product to be Displayed at CES 2023

The Jupiter-AI, multiple-stream video platform with edge artificial intelligence acceleration, will be showcased in the Hailo Hospitality Suite # 27121 at the The Westgate Hotel, Las Vegas North Tower, January 5-8, 2023

REHOVOT, Israel, Dec. 05, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, announced today that its flagship product, the Jupiter-AI, a high-end multiple-stream video platform with edge artificial intelligence acceleration, will be showcased in the Hailo suite at the upcoming CES 2023, the Consumer Electronics Show in Las Vegas, the world’s leading tech annual event. The demonstration will take place at the Westgate Hotel Las Vegas North Tower, Hospitality Suite # 27121, January 5-8, 2023.

To schedule a meeting at CES, please register here.

The Jupiter-AI is the result of a tight and efficient integration of Maris-Tech’s Jupiter-Nano and Hailo’s Hailo-8™ AI accelerator with up to 26 TOPS (Tera-Operations-Per-Second). This integration provides an ultimate hardware and software solution for remote platforms, named “Maris Edge”, enabling video streaming, recording, debriefing and AI at the edge.

CES is the most influential tech event in the world — the proving ground for breakthrough technologies and global innovators. CES, owned and produced by the Consumer Technology Association (CTA), features every aspect of the tech sector.

In the upcoming CES 2023, more than 2400 exhibitors from 166 different countries are expected to participate, and extensive media coverage is planned, with the presence of all the leading media outlets in the world.

“As we seek to extend our reach in the commercial field, CES is an excellent opportunity to display our technologies to potential clients and partners,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We have recently launched Jupiter-AI, thanks to a great collaboration with Hailo. Due to its many advantages, such as its small size, AI capabilities, and low latency video encoding and decoding, we believe the product can create a huge interest at CES 2023.”

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the performance of the Jupiter-AI and the benefits of the CES 2023 conference. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com